VEON Shareholders Elect New Members to its Board of Directors Amsterdam, 29 June 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and services announces the results of the elections conducted at its Annual General Meeting of Shareholders held earlier today. During the AGM which included the formal presentation of the financial statements of the Company and the election of directors, Group CEO Kaan Terzioglu also provided a year-to-date business update. Shareholders elected three new members to the Company’s Board of Directors: Augie Fabela, Morten Lundal and Stan Miller. Shareholders also elected eight previously serving directors: Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting. The Board would like to thank Gennady Gazin, Leonid Boguslavsky and Sergi Herrero for their contribution and service to the Company. Holders of approximately 99.9% of the Company’s shares were represented at the Annual General Meeting. Information on the New Directors Augie K Fabela II is Chairman Emeritus and Co-Founder of VEON Ltd. He is Executive Chairman and Co-Founder of FastForward.ai, a Silicon Valley startup, with a mission to transform how brands and marketers engage with consumers inside social media channels. He is a serial entrepreneur, innovative global leader and #1 bestselling author of “The Impatience Economy”. Augie graduated from Stanford University with a B.A. and M.A. in International Relations and International Policy Studies. Morten Lundal has over 20 years’ experience as an executive in the telecoms sector with extensive experience in emerging markets, having held key positions at Telenor Group in Oslo and Vodafone Group in London as well as CEO of Maxis Bhd and Digi.Com Bhd in Malaysia. Morten completed his Master of Business and Economics at the Norwegian School of Management and holds an MBA from IMD in Lausanne. Stan Miller has over 30 years’ experience in both the telecommunications and media industries. He has deep and broad experience as an Executive Director and CEO, NED & INED at listed companies across a number of diverse markets and countries. He is currently CEO of AIH SA (Lux), CEO of Leaderman SArL (Lux), a Member of the Board of MTN Group (Africa), and senior advisor to several leading PE firms. Stan graduated with a Diploma in Law & Administration from Technicon RSA (UNISA). He completed several post graduate programs at University of Cape Town Graduate School of Business (UCT) and at London Business School (LBS). Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com